HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Cash Flow
              For the Three Months Ended December 31, 1996 and 1995
                Increase (Decrease) in Cash and Cash Equivalents
                                   (Unaudited)

                                              Three Months Ended
                                                 December 31,
                                            1996              1995
Cash Flows from Operating Activities:
  Interest Received                         $  43,275         $  41,879
  Other Income Received                           736                 0
  Interest Paid                               (24,695)          (25,767)
  Legal, Audit and Management Fees Paid        (7,950)           (7,950)
  Cash Paid to Suppliers for
    Operating Expenses                           (461)           (1,796)

  Net Cash Provided
    by Operating Activities                 $  10,905         $   6,366

Cash Flow from Investing Activities:
  Principal Collected on Sale of Tanglefoot
    Apartments Contract                         3,498             2,804
  Purchase of Real Estate Contracts            (2,223)             (187)
  Payment on Real Estate Mortgage             (21,305)          (10,234)
  Buyers Escrow Received (Paid)                12,098           (12,848)
  Tax Certificates Collected                    2,049               107

    Net Cash Provided (Used)
      by Investing Activities               $  (5,883)        $ (20,358)

Cash Flow from Financing Activities:
  Loan Proceeds                             $  10,000         $       0

    Net Cash Provided  by
      Financing Activities                  $  10,000         $       0

Net Increase (Decrease) in Cash
  and Cash Equivalents                      $  15,022         $ (13,992)
Cash & Cash Equivalents at
  Beginning of Period                       $   6,479         $  29,579

Cash and Cash Equivalents at End of Period  $  21,501         $  15,587